As filed with the Securities and Exchange Commission on November 12, 2004
                                                     Registration No. 333-110885
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                         POST-EFFECTIVE AMENDMENT NO. 3
                                   TO FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ______________________

                            MEMBERWORKS INCORPORATED
             (Exact name of registrant as specified in its charter)

          Delaware                                              06-1276882
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)


                            MemberWorks Incorporated
                      680 Washington Boulevard., Suite 1100
                               Stamford, CT 06901
                                 (203) 324-7635
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ______________________
                               George Thomas Esq.
                            MemberWorks Incorporated
                      680 Washington Boulevard, Suite 1100
                               Stamford, CT 06901
                                 (203) 324-7635
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                              Steven T. Giove, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                             ______________________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                              CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                                                                                Proposed            Proposed
                                                                                Maximum              Maximum
                Title of each Class of                      Amount to be        Offering            Aggregate          Amount of
             Securities to be Registered                   Registered (1)   Price per Unit (2)  Offering Price (2)  Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
5.50% Convertible Senior Subordinated Notes due 2010.....  $90,000,000             100%           $90,000,000             (3)
Common stock, par value $0.01 per share..................2,229,651 shares(4)        -                   -                 (4)
====================================================================================================================================
                                                                                                          (Footnotes on next page)


The registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

------------

(1) $90,000,000 aggregate principal amount of notes and 2,229,651 shares of common stock issuable upon conversion of the notes are being registered hereby.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(3)  Registration fee of $7,281 was previously paid by registrant.

(4) Reflects the number of shares of common stock issuable upon conversion of the notes being registered hereunder at the rate of approximately 24.7739 shares of common stock per $1,000 principal amount at maturity of the notes. Under Rule 416 under the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event. No additional registration fee is required pursuant to Rule 457(i) under the Securities Act because no additional consideration will be received in connection with the exercise of the conversion privilege.

PROSPECTUS
----------

                            Dated November 12, 2004

                                   $90,000,000

                            MEMBERWORKS INCORPORATED

              5.50% Convertible Senior Subordinated Notes due 2010
                                       and
               Common Stock issuable upon conversion of the Notes

                           -------------------------

     This prospectus relates to $90,000,000 aggregate principal amount at maturity of 5.50% Convertible Senior Subordinated Notes due 2010 of MemberWorks Incorporated. The notes may be sold from time to time by or on behalf of the selling securityholders named in this prospectus or in supplements to this prospectus. This prospectus also relates to 2,229,651 shares of our common stock, par value $0.01 per share, issuable upon conversion of the notes held by certain selling securityholders, plus such additional indeterminate number of shares as may become issuable upon conversion of the notes by reason of adjustment to the conversion price in certain circumstances.

     We will pay interest on the notes on April 1 and October 1 of each year, beginning April 1, 2004. The selling securityholders may sell all or a portion of the notes in market transactions, negotiated transactions or otherwise and at prices which will be determined by the prevailing market price for the notes or in the negotiated transactions. The selling securityholders also may sell all or a portion of the shares of common stock from time to time on the Nasdaq National Market, in the negotiated transactions or otherwise, and at prices which will be determined by the prevailing market price for the shares or in negotiated transactions. The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock. We will not receive any proceeds from the sale of notes or common stock by the selling securityholders.

     Holders of the notes may convert the notes into shares of our common stock at any time prior to the maturity date of the notes (unless previously redeemed or repurchased) at a conversion price of approximately $40.37 per share (equivalent to an initial conversion rate of approximately 24.7739 shares per $1,000 principal amount of notes), subject to adjustment as set forth in this prospectus.

     On or after October 6, 2008, we may redeem some or all of the notes at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

     Upon the occurrence of a change of control, holders of the notes may require us to repurchase all or part of their notes for cash.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "VTRU." The closing sales price of the shares on November 9, 2004 was $34.97 per share.

     The notes were originally issued in a private placement to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended.

                           -------------------------

     Investing in the notes involves risks, some of which are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

                The date of this prospectus is November 12, 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS....................................................ii
SUMMARY........................................................................1
RISK FACTORS...................................................................5
RATIO OF EARNINGS TO FIXED CHARGES............................................16
USE OF PROCEEDS...............................................................17
PRICE RANGE OF THE COMMON STOCK AND DIVIDEND POLICY...........................18
DESCRIPTION OF NOTES..........................................................19
DESCRIPTION OF OUR CAPITAL STOCK..............................................34
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS...............................36
SELLING SECURITYHOLDERS.......................................................42
PLAN OF DISTRIBUTION..........................................................45
LEGAL MATTERS.................................................................46
EXPERTS.......................................................................46
WHERE YOU CAN FIND MORE INFORMATION...........................................46
INCORPORATION BY REFERENCE....................................................47


---------------------------

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our common stock owned by them. Each time the selling securityholders offer notes or common stock under this prospectus, they will be provided a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation by Reference" for more information.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

     References in this prospectus to "MemberWorks," "we," "us" and "our" refer to MemberWorks Incorporated and its subsidiaries, unless the context indicates otherwise.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and our beliefs and assumptions. These forward-looking statements include statements that do not relate solely to historical or current facts and can be identified by the use of words such as "believe," "expect," "estimate," "project," "continue" or "anticipate." These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

     Forward-looking statements are not guarantees of future performance and are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen and reflect future business decisions that are subject to change. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Among the many factors that could cause actual results to differ materially from the forward-looking statements are:

     o Higher than expected membership cancellations or lower than expected membership renewal rates;

     o    Changes in the marketing techniques of credit card issuers;

     o Increases in the level of commission rates and other compensation required by marketing partners to actively market with us;

     o Potential reserve requirements by business partners such as our credit card processors;

     o    Unanticipated termination of marketing agreements;

     o The extent to which we can continue to successfully develop and market new products and services and introduce them on a timely basis;

     o unanticipated changes in or termination of our ability to process revenues through third parties, including credit card processors and bank card associations;

     o    Our ability to introduce new programs on a timely basis;

     o Our ability to develop and implement operational and financial systems to manage growing operations;

     o Our ability to recover from a complete or partial system failure or impairment, other hardware or software related malfunctions or programming errors;

     o    The degree to which we are leveraged;

     o Our ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements;

     o Our ability to integrate acquired businesses into our management and operations and operate successfully;

     o Further changes in the already competitive environment for our products or competitors' responses to our strategies;

     o Changes in the growth rate of the overall U.S. economy, or the international economy where we do business, such that credit availability, interest rates, consumer spending and related consumer debt are impacted;

     o Additional government regulations and changes to existing government regulations of the Company's industry including the Federal Trade Commission's 2003 amendment to its Telemarketing Sales Rule which creates a national do-not-call list;

     o    Whether competitors of Lavalife move to a transactional-based model;

     o Our ability to compete with other companies that have financial or other advantages;

     o    Adverse movement in foreign exchange rates;

     o    Our ability to attract and retain active members and users;

     o    Adverse results of litigation or regulatory matters; and

     o    New accounting pronouncements.

     Many of these factors are beyond our control and our business, financial condition, results of operations and cash flows may be adversely affected by these factors.

     These factors are not exclusive. All of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we do not have any intention or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------

                                     SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision.

                            MemberWorks Incorporated

     We are a leading provider of innovative membership programs. We combine marketing innovation, entrepreneurial energy and consumer insight to create industry leading membership programs that provide substantial benefits to our members, clients and vendors. Our members benefit by receiving significant discounts and insightful information on everyday items in the areas of healthcare, personal finance, insurance, travel, entertainment, fashion, personal security and more. In addition, our members save time by purchasing goods and services and obtaining useful information over the telephone or the internet. Our clients (organizations who offer the membership programs to their customers) benefit by receiving royalty payments in exchange for providing us with new members. Our clients also benefit because the membership programs are designed to strengthen their relationships with customers. For the participating vendors (whose products or services are offered through the membership programs), the membership programs provide an opportunity for the vendors to reach a large number of demographically attractive consumers while incurring minimal incremental marketing costs.

     Our programs are primarily marketed under the name of the membership program to customers through arrangements with our clients, which include banks and other financial institutions, e-commerce companies, direct response television companies, catalog companies, retailers, major oil companies and other organizations with large numbers of individual customers. In many cases, these businesses lack the core competency to successfully design, market and manage membership programs. As a result, these businesses seek to outsource to providers that are able to apply advanced database systems to capture, process and store consumer and market information, are able to use their experience to provide effective membership programs and are able to realize economies of scale. In addition, businesses seeking to implement a membership program demand that the provider of those programs has the expertise to continue to introduce innovative new programs and has resources, such as an extensive vendor network and experienced management team, to launch membership programs quickly and successfully.

     We solicit members for our programs primarily by direct marketing methods and we have been able to effectively diversify our distribution channels since our initial public offering in 1996, at which time our primary method of solicitation was outbound telemarketing. For the three months ended September 30, 2004, outbound telemarketing was the source for approximately 3% of our new member enrollments. We believe we are the leading designer and provider of innovative membership programs in the United States due to our senior management's extensive knowledge of the industry, our extensive vendor network and our relationships with leading consumer-driven organizations with large numbers of individual account holders and customers. We also possess the in-house operational capabilities and expertise to perform most aspects of our business with minimal reliance on third-party outsourcing. For instance, we generally create most of our own marketing, creative and fulfillment materials. We also maintain in-house call center facilities to process phone inquiries from our members. We believe this in-house approach enables us to provide better customer service and market our products more efficiently.

     Most of our membership programs are for one-year renewable terms and our members are generally entitled to unlimited use of the services during the membership period. We have traditionally marketed membership programs which have an up-front annual membership fee. However, in fiscal 2003, we expanded our marketing of membership programs for which membership fees are payable in monthly installments. During the three months ended September 30, 2004, approximately 83% of our new member enrollments were in monthly payment programs and we intend to further increase the mix of monthly payment programs in fiscal 2004. In general, membership fees vary depending upon the particular service offered by the membership program. During the first three months of fiscal 2005, annual membership fees averaged approximately $105 per year and monthly membership fees averaged $11.83 per month. Our membership programs had approximately 5.5 million members as of September 30, 2004.

     MemberWorks Incorporated, a Delaware corporation, was organized in 1996 and did business as CardMember Publishing Corporation from 1989 to 1996.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Our principal office is located at 680 Washington Boulevard, Stamford, CT 06901 and our phone number is (203) 324-7635. Our fiscal year ends June 30 of each year.

     Recent Developments

     Acquisitions. On April 1, 2004, we completed our previously announced acquisition of the assets and capital stock of Lavalife Inc., a leading provider of online and interactive voice response ("IVR") based personals services. Lavalife will operate as a wholly owned subsidiary of MemberWorks. The purchase price for the Lavalife acquisition was approximately Cdn$152.5 million and was funded with cash on hand and borrowings under our $45.0 million amended and restated senior secured credit facility, entered into on March 25, 2004. In connection with the acquisition, Lavalife's senior management purchased approximately 259,000 shares of our restricted common stock at the closing of the Lavalife acquisition for approximately $9.1 million.

     On October 20, 2004, we announced that we had entered into an agreement to acquire Bargain Network Inc., a privately held provider of premier pricing services for homes, vehicles and consumer durables. We agreed to pay $27 million in cash at closing in addition to assuming certain liabilities. In addition, we will pay additional amounts in 2005 if certain milestones are achieved.

     Senior Secured Credit Facility. On March 25, 2004, we entered into an amended and restated senior secured credit facility that allows borrowings of up to $45.0 million. The senior secured credit facility was provided by a syndicate of banks led by LaSalle Bank National Association. As of September 30, 2004, there were no borrowings under the senior secured credit facility and the availability was reduced by an outstanding letter of credit of $5.5 million and one year's worth of interest on our $150.0 million Senior Notes. As of September 30, 2004, the availability under the senior secured credit facility is approximately $25.7 million.

     Senior Notes Offering. On April 8, 2004, we priced our offering of $150.0 million in aggregate principal amount of our 9.25% Senior Notes due 2014 sold at 98.418% of the principal amount. We closed the sale of the Senior Notes on April 13, 2004. A portion of the net proceeds was used to repay amounts borrowed under our senior secured credit facility. We intend to use the remainder of the proceeds for general corporate purposes, including working capital, future acquisitions and purchases of our common stock under our stock buyback program to the extent permitted under the indenture governing the Senior Notes and the Senior Secured Credit Facility.

     Dutch Auction Tender Offer. On November 8, 2004, we announced our intention to initiate a Dutch auction tender offer for up to 500,000 shares of our common stock, which represents approximately 5 percent of the outstanding shares. Under this procedure, our stockholders will be given the opportunity to sell part or all of their shares at a price of not less than $30.00 per share and not more than $35.00 per share. This price range represents a 5.9% discount to a 9.8% premium when compared to the November 5, 2004 closing price of $31.874 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 500,000 shares are purchased, would range from $15,000,000 to $17,500,000.

     For further information regarding our acquisition of Lavalife, our Senior Notes offering and our amended and restated senior secured credit facility, please see our current report on Forms 8-K filed March 4, 2004, March 26, 2004, April 5, 2004, April 8, 2004 and September 10, 2004, all of which are incorporated by reference herein. For further information regarding the pricing of our Senior Notes, please see our current report on Form 8-K filed on April 8, 2004, incorporated herein.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    THE NOTES

Issuer.................  MemberWorks Incorporated

Notes..................  We issued $90.0 million aggregate principal amount of
                         5.50% Convertible Senior Subordinated Notes due 2010 in a private placement on September 30, 2003. Each note was issued at a price of $1,000 per note and has a principal amount at maturity of $1,000.

Maturity Date..........  October 1, 2010, unless earlier converted, redeemed by us at our option, or repurchased by us at your option upon a change of control of MemberWorks.

Interest Rate..........  5.50% per year. Interest will be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2004. The initial interest payment will include accrued interest from September 30, 2003.

Ranking................  The notes will be unsecured and

                              o subordinated in right of payment to all of our existing and future senior indebtedness;

                              o equal in right of payment to our existing and future senior subordinated indebtedness;

                              o senior in right of payment to our future subordinated indebtedness; and

                              o effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of any of our existing or future subsidiaries.

                         As of September 30, 2004:

                              o  our outstanding senior indebtedness was
                                 approximately $155.5 million. In addition, we had $25.7 million available under our bank credit facility (all of which, if drawn, would rank senior to the notes); and

                              o we had no outstanding senior subordinated indebtedness.

                              o our subsidiaries had approximately $45.7 million of liabilities outstanding, excluding intercompany liabilities.


Conversion Rights......  Holders may convert their notes into common stock at any time prior to the close of business on the business day prior to the maturity date of the notes, unless previously redeemed or repurchased, at a conversion price of approximately $40.37 per share (equal to a conversion rate of approximately 24.7739 shares per $1,000 principal amount of notes), subject to adjustment as described under "Description of Notes -- Conversion Rights."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Redemption of Notes at
 Our Option............  We may redeem all or a portion of the notes for cash at any time on or after October 6, 2008, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. We will therefore be required to make at least 10 interest payments on the notes before being able to redeem any notes. See "Description of Notes -- Optional Redemption by MemberWorks."

Use of Proceeds........  We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Sinking Fund...........  None.

DTC Eligibility........  The notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for definitive securities, except in limited circumstances. See "Description of Notes -- Form, Denomination and Registration."

Trading Symbol for Our
 Common Stock..........  Our common stock is traded on the Nasdaq National
                         Market under the symbol "VTRU."

Risk Factors...........  See "Risk Factors" beginning on page 5 of this prospectus and the other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.


     For a more complete description of the Notes, see "Description of Notes." For a more complete description of the common stock, see "Description of Capital Stock."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in the notes. If any of the following risks actually occur, our business could be harmed. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes incorporated by reference herein. For more information about risks associated with Lavalife's business, see our current report on Form 8-K filed on March 26, 2004 and incorporated by reference herein.

                          Risks Related to the Offering

The price of the notes may fluctuate significantly as a result of the volatility of the price for our common stock.

     Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. In addition, if you convert any notes into common stock, the value of the common stock you receive may fluctuate significantly.

The volatility of the market price of our common stock could adversely affect our stockholders.

     The market price of our common stock has been, and may continue to be, relatively volatile. In fiscal 2004, the highest closing sales price of our stock was $38.22 on August 18, 2003 and the lowest closing sales price of our stock was $19.99 on July 11, 2003. The high and low closing sales prices of our common stock were $24.00 and $12.48 in fiscal 2003 and $25.00 and $7.98 in fiscal 2002. Factors which may affect the market price for our common stock include:

     o actual or anticipated variations in our quarterly operating results or financial condition or in those of our competitors or clients;

     o announcements by us or our competitors of new programs or acquisitions of new businesses;

     o    market conditions or trends in our industry;

     o introduction of program enhancements by other competitors that reduce the demand for our programs;

     o    changes in financial estimates by securities analysts;

     o    general economic conditions in the United States and Canada;

     o    unexpected departures of key personnel;

     o    changes in the market valuations of our competitors;

     o the sale of a large amount of our common stock by our largest shareholders;

     o    the other risk factors listed in this section; and

     o    new accounting pronouncements.

     Sales of substantial amounts of shares of common stock in the public market could adversely affect the market price of our common stock. As of October 22, 2004, we had 10,176,000 shares of common stock outstanding.

The notes are subordinated. You will receive payment on your notes only if we have funds remaining after we have paid any existing and future senior indebtedness.

     The notes will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. Currently we have $150.0 million aggregate principal amount of Senior Notes outstanding and a $45.0 million bank credit facility, which had no borrowings outstanding as of September 30, 2004. As of September 30, 2004, the availability under the bank credit facility was reduced by an outstanding letter of credit of $5.5 million and one year's worth of interest on our $150.0 million Senior Notes. In the future, we may incur additional senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

The notes will effectively be subordinated to the liabilities of our subsidiaries.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claim of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. As of September 30, 2004, our subsidiaries had approximately $45.7 million of indebtedness and other liabilities outstanding.

If an active trading market for the notes does not develop, then the market price of the notes may decline or you may not be able to sell your notes.

     The notes comprise a new issue of securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. If the notes are traded, they may trade at a discount from their offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. The initial purchasers advised us that they intend to make a market in the notes. However, they are not obligated to make a market and may discontinue this market activity at any time without notice. As a result, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the price at which you may be able to sell the notes, if at all, may be less than the price you pay for them.

Increased leverage may harm our financial condition and results of operations.

     At July 31, 2004, we had $240 million of outstanding indebtedness. We may incur additional indebtedness in the future and the notes do not restrict our future issuance of indebtedness. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

     o a greater portion of our cash flow from operations will be dedicated to the payment of any interest required with respect to outstanding indebtedness;

     o increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

     o depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

     Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to the success of the marketing of our programs, general economic conditions, and financial, business and other factors affecting our operations, many of which are beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things:

     o    to seek additional financing in the debt or equity markets;

     o to refinance or restructure all or a portion of our indebtedness, including the notes;

     o    to sell selected assets; and/or

     o    to reduce or delay planned expenditures on new marketing.

     Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

The notes will not contain restrictive covenants, and there is limited protection in the event of a change in control.

     The indenture under which the notes are issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, may not protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in the definition of a "change of control" under "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control." Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change of control.

We may not have sufficient funds to repurchase notes upon a change of control.

     Should a "change of control" occur, no assurance can be given that we will have sufficient funds available to purchase notes which are tendered for repurchase. A failure by us to repurchase tendered notes will constitute an event of default under the indenture.

We have never paid any dividends on our common stock.

     To date we have not paid, and the terms of our credit agreement prohibit us from paying, any cash dividend. We anticipate that all of our earnings in the foreseeable future will be retained for use in our business and to repurchase our common stock under our stock buyback program.

If we pay cash dividends on our common stock, you will be deemed to have received a taxable dividend without the receipt of any cash.

     If we pay a cash dividend on our common stock, and an adjustment to the conversion price results, you will be deemed to have received a taxable dividend subject to U.S. federal income tax, to the extent of our current or accumulated earnings and profits, without the receipt of any cash. See "United States Federal Income Tax Consequences -- Constructive Dividends."

Future sales of our common stock in the public market could lower our stock price.

     Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in stock offerings. As of October 22, 2004, we had 10,176,000 outstanding shares of our common stock. As of October 22, 2004, our outstanding shares are subject to dilution by 3,375,000 shares of common stock issuable upon the exercise of outstanding stock options, of which 2,334,000 are currently exercisable.

     We may also issue additional shares of common stock as consideration for future acquisitions or other investments. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

                          Risks Related to Our Business

Our profitability depends on members continuing to retain their memberships in our programs. Increased cancellations could impair our profitability.

     We generally incur losses and negative cash flow during the initial year of an individual membership program, as compared to renewal years. This is due primarily to marketing costs associated with obtaining a new member. In addition, we experience a higher percentage of cancellations during the initial membership period as compared to renewal periods. Annual members may cancel their membership at any time during the membership period generally for a pro rata refund of the membership fee based on the remaining portion of the membership period. Monthly members are billed each month after the trial period until they cancel their membership. Accordingly, the profitability of each of our programs depends on recurring and sustained membership renewals and increased cancellations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business may suffer if we fail to successfully integrate Lavalife or other businesses we acquire in the future or to properly assess the risks in particular transactions.

     We have acquired the assets and outstanding capital stock of Lavalife, and we may acquire other businesses and assets in the future. The successful integration of the acquired businesses and assets, such as Lavalife, into our existing operations can be critical to our future performance. Acquired businesses may not be successfully integrated with our operations or produce the anticipated benefits in a timely manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies or cost savings could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we attempt to evaluate the risks inherent in each transaction and to value acquisition candidates appropriately, we cannot assure you that we will properly ascertain all such risks or that acquired businesses and assets will perform as we expect or enhance the value of our Company as a whole. In addition, acquired companies or businesses may have larger than expected liabilities that are not covered by the indemnification, if any, we obtain from the seller.

The loss of our key clients could have a material adverse effect on our results of operations.

     Membership programs sponsored by our two largest clients, West Corporation and Citibank, N.A. (and its affiliates), accounted for 18% and 12% of our revenue, respectively, for the fiscal year ended June 30, 2004 and 18% and 12% of our revenue, respectively, for the nine months ended March 31, 2004. A loss of our key clients or a decline in the businesses of the operations of the clients from which we acquire new members could have a material adverse effect on our results of operations. There can be no assurance that one or more of our key or other clients will not terminate their relationship with us or suffer a decline in their business from which we acquire new members.

We market many of our membership programs through credit card issuers. A downturn in the credit card industry or changes in the marketing techniques of credit card issuers could adversely affect us.

     Our future success is dependent in large part on continued demand for our membership programs within our clients industries. In particular, membership programs marketed through our credit card issuer clients accounted for a significant amount of our revenues in fiscal 2003. A significant downturn in the credit card industry or a trend in that industry to reduce or eliminate its use of membership programs could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The unanticipated termination of agreements with vendors could have a material adverse effect on our business.

     We depend on vendors to provide most of the products and services included in the programs that we market. The vendors generally operate pursuant to non-exclusive agreements with us that may be terminated by the vendor with limited prior notice. There can be no assurance that, in the event a vendor ceases operations, or terminates, breaches or chooses not to renew its agreement with us, a replacement vendor could be retained on a timely basis, if at all. In addition, vendors are independent contractors and the level and quality of services they provide is outside our control. Any service interruptions, delays or quality problems could result in customer dissatisfaction and membership cancellations and/or termination of clients' relationships with us, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on credit card processors to obtain payments for us.

     We depend on credit card processors to obtain payments for us. The credit card processors operate pursuant to agreements that may be terminated with limited prior notice. In the event a credit card processor ceases operations or terminates its agreement with us, there can be no assurance a replacement credit card processor could be retained on a timely basis, if at all. Any service interruptions, delays or quality problems could result in delays in collecting payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our efforts to increase the share of monthly payment programs in our program mix may adversely affect our cash flow.

     We have traditionally marketed membership programs which have an up-front annual membership fee. However, in fiscal 2003, we expanded our marketing of membership programs for which membership fees are payable in monthly installments. During the first three months of fiscal 2005, approximately 83% of our new member enrollments were in monthly payment programs, and we expect the proportion of our monthly payment programs to increase throughout fiscal 2005. Our increased emphasis on monthly payment programs adversely affects our cash flow because the immediate cost of acquiring a new member is higher than the first month's membership fee.

We may be unable to compete effectively with other companies in our industry that have financial or other advantages.

     We believe that the principal competitive factors in our industry include the ability to identify, develop and offer innovative membership programs, the quality and breadth of membership programs offered, competitive pricing and in-house marketing expertise. Our competitors offer membership programs which provide products or services similar to, or which compete directly with, those provided by us. These competitors include, among others, Aegon, N.V., Trilegiant (a subsidiary of Cendant Corporation), Fortis and General Electric Financial Assurance. In addition, we could face competition if our current clients or other companies were to introduce their own in-house membership programs.

     Some of these competitors have substantially larger customer bases and greater financial and other resources than we do. To date, we have effectively competed with such competitors. There can be no assurance that:

     o our competitors will not increase their emphasis on programs similar to those we offer;

     o our competitors will not provide programs comparable or superior to those we provide at lower membership fees;

     o our competitors will not adapt more quickly than us to evolving industry trends or changing market requirements;

     o    new competitors will not enter the market; or

     o other businesses (including our current clients) will not themselves introduce in-house membership programs.

     Such increased competition may result in price reductions, reduced operating margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. Additionally, because contracts between clients and program providers are often exclusive with respect to a particular program, potential clients may be prohibited from contracting with us to promote a new program if the products and services provided by our program are similar to, or overlap with, the products and services provided by an existing program of a competitor.

We depend on key executive and marketing personnel.

     We are dependent on certain key members of our management and marketing staff, particularly our Chief Executive Officer, Gary Johnson. In addition, we believe that our future success will depend in part upon our ability to attract and retain highly skilled managerial and marketing personnel. We face significant competition for such personnel, and we may be unsuccessful in hiring or retaining the personnel we require. The failure to hire and retain such personnel could have a material adverse effect on our business, financial condition and results of operations.

Our industry is increasingly subject to federal and state government regulation.

     We market our membership programs through various distribution channels, including MemberLinkTM (our inbound marketing channel), online marketing, outbound telemarketing and direct mail. These channels are regulated at both state and federal levels and we believe that these channels will be subject to increasing regulation, particularly in the area of consumer privacy. Such regulation may limit our ability to solicit new members or to offer products or services to existing members.

     The telemarketing industry has become subject to an increasing amount of federal and state regulation as well as general public scrutiny. For example, the Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 and Federal Trade Commission ("FTC") regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. The FTC's 2003 Amendment to its Telemarketing Sales Rule created a national do-not-call list which became effective October 1, 2003. Both the FTC and state attorneys general have authority to prevent telemarketing activities deemed by them to be "unfair or deceptive acts or practices." Further, some states have enacted laws, and others are considering enacting laws, targeted directly at regulating telemarketing practices, including the creation of do-not-call lists, and any such laws could adversely affect or limit our operations.

     Compliance with these regulations is generally our responsibility, and we could be subject to a variety of enforcement and/or private actions for any failure to comply with such regulations. Our provision of membership programs requires us to comply with certain state regulations and any changes to such regulations could materially increase our compliance costs. The risk of our noncompliance with any rules and regulations enforced by a federal or state consumer protection authority may subject us or our management to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our business, financial condition and results of operations. Also, the media often publicizes perceived noncompliance with consumer protection regulations and violations of notions of fair dealing with consumers, and the membership services industry is susceptible to peremptory charges by the media of regulatory noncompliance and unfair dealing.

     We currently maintain rigorous security and quality controls that are intended to ensure that all of our marketing practices meet or exceed industry standards and all applicable state and federal laws and regulations. We only collect and maintain customer data that is necessary to administer our business activities, such as a customer's name, address and encrypted billing information. For marketing and modeling purposes, we only use publicly available information, such as demographic, neighborhood and lifestyle data. We do not resell any confidential customer information that is obtained or derived from our marketing efforts, nor do we purchase consumer information from financial institutions. However, there can be no assurance that our efforts will continue to meet all applicable state and federal laws and regulations in the future.

                      Risks Related to Lavalife's Business

Competitors may move to a transactional model for their services.

     Currently, Lavalife is one of a few online dating services that offers its IVR and web services on a transactional model. This means that customers buy credits, but only spend them when communicating with other users. Other companies offer a subscription service, in which a customer pays a monthly fee for access to the online dating service, whether or not they actually communicate with other users. Lavalife believes that a transactional model is more attractive to new users, who will join due to a lower initial cost and the ability to easily control their spending. At the same time, unused credits lower the churn of customers as they provide incentive for customers to return. If other companies were to offer their services in a transactional model, Lavalife could lose market share, which could materially adversely affect Lavalife's business, financial condition and results of operations.

Lavalife may be unable to compete effectively with other companies in its industry that have financial or other advantages.

     The online dating industry is characterized by the need to achieve a critical mass of users in each geographic area in order to attract and offer services to customers. In order to compete effectively, Lavalife must attract new users through marketing, brand recognition, competitive and innovative pricing and quality technology.

     Lavalife's competitors, such as Match.com, a subsidiary of InterActiveCorp., and Yahoo! Personals, as well as other similar companies, offer services similar to Lavalife's. Some of these competitors have larger customer bases and greater financial and other resources than Lavalife. To date, Lavalife has effectively competed with such companies. However, there can be no assurance that:

          the competitors will not increase their emphasis on programs similar to those offered by Lavalife;

          the competitors will not provide services comparable or superior to those provided by Lavalife at a lower cost to the user;

          the competitors will not adapt more quickly than Lavalife to evolving industry trends or changing market requirements; or

          additional competitors with greater financial or other resources will emerge.

     Such increased competition may result in price reductions, reduced operating margins or loss of market share, any of which could materially adversely affect Lavalife's business, financial condition and results of operations.

Lavalife depends on its ability to attract and retain active members.

     Lavalife's future success depends in large part upon continued demand for its services. A number of factors could affect the frequency with which customers utilize Lavalife's services or whether they use them at all. These factors include the popularity of online dating and the availability of alternative services. Any significant decline in usage could have a material adverse effect on Lavalife's business, financial condition and results of operations.

     The online dating market is still young and rapidly evolving. The adoption of online dating requires the acceptance of a new way of meeting other singles and exchanging information. Many of Lavalife's potential customers have little or no experience using the Internet as a dating tool, and therefore, Lavalife also competes with traditional methods of meeting other singles. If online dating acceptance declines or if Lavalife is not able to anticipate changes in the online dating market, its business, results of operations and financial condition could be adversely affected.

Lavalife relies heavily on its information technology and if access to this technology is impaired or interrupted, or if Lavalife fails to further develop this technology, Lavalife's business could be harmed.

     Lavalife's success depends in large part upon its ability to process and manage substantial amounts of information. Lavalife must continue developing and enhancing its information systems to remain competitive. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Any interruption or loss of its information technology capabilities could harm Lavalife's business, financial condition, results of operations and cash flows.

     If competitors introduce new products with new technologies, or if new industry standards emerge, Lavalife's existing technology may become obsolete. Lavalife's future success will depend on its ability to do the following:

     |_|  enhance existing products;

     |_|  develop and license new products and technologies; and

     |_| respond to technological advances and emerging industry trends on a cost-effective and timely basis.

     The market for online dating services is characterized by rapid technological developments, new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require continuous improvement in the performance, features and reliability of Lavalife's service, particularly in response to competitive offerings. Lavalife may not be successful in responding to these developments in a timely and cost-effective manner. In addition, the widespread adoption of new online technologies or standards could require Lavalife to make substantial expenditures to modify or adapt its websites and services. Any substantial expenditures could have a material adverse effect on Lavalife's business, financial condition and results of operations.

     A critical part of Lavalife's service is its website that produces search results, provides opportunities for interaction and tracks member activity for billing purposes. A failure to adapt its website, transaction processing systems and network infrastructure to consumer requirements or emerging trends could lead users to move to competitor's services and could have a material adverse effect on Lavalife's business, financial condition, results of operations and cash flows.

Lavalife relies on computer and communication systems. Computer viruses or other system failures may cause Lavalife's systems to incur delays or interruptions.

     Lavalife's business is highly dependent on computer and telecommunications systems and any temporary or permanent loss of either system could have a material adverse effect on Lavalife. In particular, computer viruses may cause Lavalife's systems to incur delays or other service interruptions and could damage its reputation which, in turn, could significantly harm Lavalife's business, financial condition and results of operations. The inadvertent transmission of computer viruses could expose Lavalife to a material risk of loss or litigation and possible liability. The continuing and uninterrupted performance of Lavalife's systems is critical to its success, as members may become dissatisfied by any service interruptions. Sustained or repeated system failures would reduce the attractiveness of Lavalife's system services and could result in reduced traffic and revenues.

The success of Lavalife's business depends on maintaining the integrity of its systems and infrastructure.

     A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. If any compromise of Lavalife's security were to occur, it could have a detrimental effect on its reputation and adversely affect Lavalife's ability to attract customers. As Lavalife's operations continue to grow in both size and scope, Lavalife will need to improve and upgrade its systems and infrastructure. This may require Lavalife to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

A portion of Lavalife's revenues and expenses are denominated in foreign currencies and its results may be affected by foreign currency exchange rate fluctuations.

     Lavalife is exposed to currency exchange rate fluctuations because a portion of its sales and expenses are denominated in currencies other than the U.S. dollar. In addition, a significant portion of Lavalife's sales are denominated in a different currency than their expenses. As a result, Lavalife's financial performance may be negatively affected by currency fluctuations. For example, changes in exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar, affect Lavalife's sales and expenses denominated in currencies other than the U.S. dollar and may have a negative impact on the value of Lavalife's assets located outside the United States. In addition, Lavalife may expand its international operations in the future. Although Lavalife has historically entered into hedging transactions designed to mitigate these currency risks, there can be no assurance that we will be successful in doing so in the future and that currency fluctuations will not have a material adverse effect on Lavalife's business, financial condition and results of operations.

Lavalife depends on key executives.

     Lavalife is dependent on certain key members of its management, particularly Chairman and Chief Executive Officer Bruce Croxon, Vice President of International Corporate Development Nicholas Paine and Vice President of Product Design Ed Lum. In addition, Lavalife's future success will depend in part upon its ability to attract and retain highly skilled personnel. The failure to hire and retain such personnel could have a material adverse effect on its business, financial condition and results of operations.

Changing laws and regulations and legal uncertainties regarding the Internet may impair Lavalife's growth and harm its businesses.

     A number of proposed laws and regulations regarding the Internet that could impact Lavalife's businesses, including with respect to consumer privacy, have been proposed or considered. Lavalife cannot predict whether any of these types of laws or regulations will be enacted or amended and what effect, if any, such laws or regulations would have on its businesses, financial condition or results of operations. In addition, the application of various sales, use and other tax provisions under state and local law could have a material adverse effect on Lavalife's businesses, financial condition and results of operations.

                     Risks Related to Our Combined Business

We depend in part on the communication channels through which we market and service our products, such as telephone, internet and the United States Postal Service. An interruption of, or an increase in the billing rate for, such communication channels could adversely affect our business.

     We market and service our product and programs by various communication channels, including telephone, internet and mail, and accordingly, our business is dependent on the quality of service of providers of these communication channels. Any significant interruption in these communication channels could adversely affect us. In addition, rate increases imposed by providers would increase our and our clients' operating expenses and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The success of our business depends on introduction of popular new programs or services or the enhancement of existing programs or services.

     Our business is substantially dependent on our ability to develop and successfully introduce popular new programs or provide enhancements to existing programs which generate consumer loyalty. Failure to introduce new programs in a timely manner could result in our competitors acquiring additional market share. In addition, the introduction or announcement of new innovative programs by us or by others, could render existing programs obsolete or result in a delay or decrease in orders for existing programs as customers evaluate new programs. Similarly, Lavalife's business is substantially dependent on its ability to refine existing service offerings and to introduce new interactive services. Therefore, the announcement or introduction of new innovative programs by us or others, or our failure to introduce new programs which generate broad consumer appeal, or Lavalife's inability to refine its service offerings or introduce new services could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may need to raise additional capital in the future to fund liquidity and capital requirements, which may not be available to us on favorable terms.

     Our future liquidity and capital requirements will depend upon numerous factors, including the success of our membership programs, market developments, potential acquisitions and additional repurchases of our common stock. We may need to raise additional funds to support expansion, develop new membership programs, respond to competitive pressures, acquire complementary businesses or take advantage of unanticipated opportunities. The indenture governing the notes and the credit agreement under our senior secured credit facility contain covenants that may restrict our ability to finance operations or capital needs. We experienced negative cash flow in the period following the terrorist attacks of September 11, 2001 and may experience negative cash flow in the future as a result of various factors, some of which are outside of our control. We cannot be certain that we will be able to obtain adequate financing on favorable terms or at all.

We rely on our computer and communication systems. If such systems fail or are unable to keep pace with technological advances, our business would suffer.

     Our business is highly dependent on our computer and telecommunications systems and any temporary or permanent loss of either system, for whatever reason, could have a material adverse effect on our business, financial condition and results of operations. In addition, the technologies on which we are dependent to compete effectively and meet our clients' needs are rapidly evolving and in many instances are characterized by short product life cycles. As a result, we are dependent on ongoing, significant investment in advanced computer and telecommunications technology, including automated call distributors and digital switches. Our inability to anticipate and adapt to technological shifts and to develop new and enhanced technology on a timely basis could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operating results fluctuate from quarter to quarter.

         Our quarterly revenues, expenses and operating results have varied significantly in the past and may vary significantly from quarter to quarter in the future. Factors which could cause our financial results to fluctuate include:

     o    increased or decreased cancellation of member enrollments;

     o    the rate of renewal by existing members;

     o our ability to introduce new programs or products or enhance existing programs or products on a timely basis and the introduction of programs or products by our competitors;

     o    the mix of our client base;

     o    seasonality of the businesses of our clients;

     o market acceptance and demand for our and our clients' membership programs generally;

     o    the mix of programs we offer and the price points of such programs;

     o    increased commission rates and other compensation required by clients;

     o    the mix of our marketing channels;

     o    unanticipated service interruptions;

     o    movement in foreign exchange rates;

     o    adverse outcomes of litigation or regulatory matters;

     o    the availability of vendors to support programs we offer;

     o the level of enthusiasm for health and fitness, travel, entertainment and leisure activities, and other lifestyle elements underlying the programs; and

     o    competitive pressures on selling prices.

     Many of these factors are beyond our control. Operating results would be adversely affected if projected revenues for a given quarter are not achieved. In addition, any future acquisitions by us could have a material adverse effect on our results of operations, particularly in quarters immediately following consummation of such transactions, while the operations of the acquired business are being integrated into our operations.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

     For the purpose of computing the ratios of earnings to fixed charges, "earnings" consist of income before tax and fixed charges. "Fixed charges" consist of interest expense, amortization of expenses related to indebtedness, and the portion of rental expense which is considered to be representative of the interest factors in our leases.

                                              Three Months Ended
                                                 September 30,          Fiscal Year Ended June 30,
                                              ------------------  -------------------------------------
                                                     2004          2004    2003     2002    2001  2000
                                              ------------------  ------  ------- -------- ----- ------
Ratio of earnings to fixed charges ..........        3.04x         5.67x  15.52x   17.69x   (1)   6.75x

--------------------------

(1) For the year ended June 30, 2001, earnings were insufficient to cover fixed charges by $32.2 million.

                                 USE OF PROCEEDS

     The selling securityholders will receive all of the net proceeds from the sale of the notes or the shares of common stock sold under this prospectus. We will not receive any of the proceeds from sales by the selling securityholders of the notes or the underlying common stock.

               PRICE RANGE OF THE COMMON STOCK AND DIVIDEND POLICY

     Our common stock is quoted and traded on the Nasdaq National Market under the symbol "VTRU." The table below shows the range of reported high and low closing sale prices per share for our common stock on the Nasdaq National Market for the periods indicated.

                                                                  High     Low
                                                                -------- -------
Fiscal Year Ended June 30, 2002
  First Quarter ended September 30.............................  $25.00   $17.90
  Second Quarter ended December 31.............................   21.00     7.98
  Third Quarter ended March 31.................................   18.93    14.26
  Fourth Quarter ended June 30.................................   18.53    16.27
Fiscal Year Ended June 30, 2003
  First Quarter ended September 30.............................  $18.80   $12.48
  Second Quarter ended December 31.............................   19.53    16.65
  Third Quarter ended March 31.................................   20.71    14.00
  Fourth Quarter ended June 30.................................   24.00    19.30
Fiscal Year Ended June 30, 2004
  First Quarter ended September 30.............................  $38.22   $19.75
  Second Quarter ended December 31.............................   34.00    24.16
  Third Quarter ended March 31.................................   36.77    26.96
  Fourth Quarter ended June 30.................................   35.02    26.89
Fiscal Year Ended June 30, 2005
  First Quarter ended September 30.............................  $29.28   $24.42
  Second Quarter ended December 31 (through November 9, 2004)..  $24.70   $34.97

     As of November 9, 2004, the closing sales price for our common stock as reported by the Nasdaq National Market was $34.97 per share.

     We had 1,163 common stockholders of record as of October 22, 2004.

     We have not declared or paid to date, and currently are not permitted by the terms of our credit agreement to pay, any cash dividends. We anticipate that all of our earnings in the foreseeable future will be retained for use in our business and to repurchase our common stock under our stock buyback program. Our future dividend policy will depend on our earnings, capital requirements, financial condition, requirements of the financing agreements to which we are a party and other factors considered relevant by our Board of Directors.

                              DESCRIPTION OF NOTES

     We issued $90,000,000 aggregate principal amount of notes in a private placement on September 30, 2003, under an indenture between us and Deutsche Bank Trust Company Americas, as trustee. The terms of the notes include those provided in the indenture, the notes and those provided in the registration rights agreement, which we entered into with the initial purchasers. The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, will define your rights as holders of the notes. You may request copies of these documents at our address set forth above under the caption "Summary."

     When we refer to "MemberWorks," "we," "our" or "us" in this section, we refer only to MemberWorks Incorporated, a Delaware corporation, and not its subsidiaries.

Brief Description of the Notes

     The notes are:

     o    limited to $90.0 million in aggregate principal amount;

     o our unsecured senior subordinated obligations, ranking junior in right of payment to all of our existing and future senior indebtedness, equally in right of payment to our future senior subordinated indebtedness and senior in right of payment to our future subordinated indebtedness, but as indebtedness of MemberWorks, the notes will be effectively subordinated to all existing and future secured indebtedness to the extent of the value of the related security and to all existing and future indebtedness and other liabilities of our subsidiaries;

     o convertible into our common stock at an initial conversion price of approximately $40.37 per share, subject to adjustment as described below under "-- Conversion Rights";

     o redeemable at our option in whole or in part beginning on October 6, 2008 upon the terms set forth under "-- Optional Redemption by MemberWorks";

     o subject to repurchase by us at your option if a change of control occurs as set forth below under "-- Repurchase at Option of Holders Upon a Change of Control"; and

     o due on October 1, 2010, unless earlier converted, redeemed by us at our option or repurchased by us at your option upon a change of control of MemberWorks.

     The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional debt or issuing or repurchasing our other securities. In addition, the indenture will not protect you in the event of a highly leveraged transaction or a change in control of MemberWorks except to the extent described below under "-- Repurchase at Option of Holders upon a Change of Control."

     As of September 30, 2004, we had outstanding approximately $155.5 million of indebtedness that would rank senior to the notes. In addition, we had $25.7 million available under our bank credit facility (all of which would rank senior to the notes if drawn). As of September 30, 2004, our subsidiaries had outstanding approximately $45.7 million of indebtedness and other liabilities, all of which would be effectively senior to the notes.

     No sinking fund is provided for the notes. The notes are not subject to defeasance. The notes were issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see "-- Form, Denomination and Registration."

Interest

     The notes will bear interest from September 30, 2003 at the rate of 5.50% per year. We will pay interest semiannually in arrears on April 1 and October 1 of each year to the holders of record at the close of business on the preceding March 15 and September 15, respectively, beginning April 1, 2004. There are two exceptions to the preceding sentence:

     o In general, we will not pay accrued and unpaid interest on any note that is converted into our common stock. See "-- Conversion Rights -- Conversion Procedures"; and

     o We will pay interest to a person other than the holder of record on the relevant record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date or repurchase date, as the case may be, to the same person to whom we will pay the principal of those notes.

     We will pay the principal of, interest on, and any additional amounts due in respect of the global notes to DTC in immediately available funds.

     In the event definitive notes are issued, we will pay interest and any additional amount due on:

     o definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those notes;

     o definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holder of those notes; and

     o at maturity, we will pay the principal of and interest on the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

     General

     You may convert any outstanding notes (or portions of outstanding notes) into our common stock, initially at the conversion price of approximately $40.37 per share, equal to a conversion rate of approximately 24.7739 shares per $1,000 principal amount of notes. The conversion price will be subject to adjustment as described below under "Conversion Price Adjustments". We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash to you in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

     You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price on the redemption date. In addition, if you have exercised your right to require us to repurchase your notes because a change of control has occurred, you may convert your notes into our common stock only if you withdraw your notice and convert your notes prior to the close of business on the business day immediately preceding the change of control repurchase date.

     Conversion Procedures

     Except as provided below, if you convert your notes into common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these notes since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     If you convert after a record date for an interest payment date but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such notes, notwithstanding the conversion of such notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we call for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we call your notes for redemption on a date that is after a record date for an interest payment date but on or prior to the third business day after the corresponding interest payment date, and prior to the redemption date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes.

     You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

     To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

     To convert a definitive note, you will be required to:

     o complete the conversion notice on the back of the note (or a facsimile of it);

     o deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

     o pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the third preceding paragraph; and

     o pay all transfer taxes or duties, if any, as described in the second preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

     Conversion Price Adjustments

     We will adjust the initial conversion price for certain events, including:

          (1) issuances of our common stock as a dividend or distribution on our common stock;

          (2) certain subdivisions, combinations or reclassifications of our common stock;

          (3) issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

          (4) distributions to all or substantially all holders of our common stock of shares of our capital stock, evidences of our indebtedness or assets (including securities), but excluding:

          o    dividends or distributions referred to in paragraph (1) above;

          o    rights or warrants referred to in paragraph (3) above;

          o dividends or distributions paid exclusively in cash referred to in paragraph (5) below; or

          o dividends and distributions in connection with a reclassification, consolidation, merger, statutory share exchange, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fourth succeeding paragraph;

          (5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock, other than dividends or distributions made in connection with our liquidation, dissolution or winding-up; and

          (6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

     We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

     o equals or exceeds the average closing price of the common stock over the ten consecutive trading day period ending on the record date for such distribution, or

     o such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

     We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion price will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution, unless we elect to reserve the pro rata portion of such shares for the benefit of the holders of the notes.

         If we:

     o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

     o consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note will, without the consent of any holders of notes, become convertible only into the consideration the holders of notes would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, statutory share exchange, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. For example, you will be deemed to have received a constructive distribution from us to the extent of any change in the conversion rate of the notes made to compensate you for cash dividends paid to holders of our common stock. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "United States Federal Income Tax Consequences."

     We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     If we adjust the conversion price pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc., Bloomberg Business News or a similar newswire service containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

Subordination

     The payment of principal, interest and premium, if any, on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness of MemberWorks, including senior indebtedness incurred after the date the notes are issued.

     Upon any distribution to creditors of MemberWorks in a liquidation or dissolution of MemberWorks or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to MemberWorks or its property, an assignment for the benefit of creditors or any marshalling of MemberWorks' assets and liabilities, the holders of senior indebtedness will be entitled to receive payment in full in cash of all obligations due in respect of such senior indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable senior indebtedness, whether or not an allowable claim in any such proceeding) before the holders of notes will be entitled to receive any payment with respect to the notes, and until all obligations with respect to senior indebtedness are paid in full, any distribution to which the holders of notes would be entitled shall be made to the holders of senior indebtedness.

     MemberWorks also may not make any payment upon or in respect of the notes if:

     o a default in the payment of the principal of, premium, if any, or interest on designated senior indebtedness occurs and is continuing; or

     o any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness as to which such default relates to accelerate its maturity (or that would permit such holders to accelerate with the giving of notice or the passage of time or both) and the trustee receives a notice of such default (a "Payment Blockage Notice") from MemberWorks or the holders of any designated senior indebtedness.

     Payments on the notes may and shall be resumed:

     o in the case of a payment default, upon the date on which such default is cured or waived; and

     o in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any designated senior indebtedness has been accelerated.

     No new period of payment blockage may be commenced unless and until:

     o 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     o all scheduled payments of principal, interest and premium, if any, on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

     The indenture further requires that MemberWorks promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, the holders of notes may recover less ratably than creditors of MemberWorks who are holders of senior indebtedness. See "Risk Factors -- The notes are subordinated. You will receive payment on your notes only if we have funds remaining after we have paid any existing and future senior indebtedness." You will receive payment on your notes only if we have funds remaining after we have paid any existing and future senior indebtedness. As of September 30, 2004, we had outstanding $155.5 million of senior indebtedness.

     "senior indebtedness" means:

     o all indebtedness of MemberWorks outstanding under credit facilities and all hedging obligations with respect thereto;

     o any other indebtedness permitted to be incurred by MemberWorks under the terms of the indenture, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and

     o all principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), premium, penalties, fees, charges, expenses, indemnification, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any indebtedness of MemberWorks referred to above.

     Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include:

     o any liability for federal, state, local or other taxes owed or owing by MemberWorks;

     o any indebtedness of MemberWorks to any of its subsidiaries or other affiliates;

     o    any trade payables; or

     o any indebtedness of MemberWorks that is incurred in violation of the indenture.

     "Indebtedness" means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing capital lease obligations or the balance deferred and unpaid of the purchase price of any property or representing any hedging obligations, except any obligations that constitutes an accrued expense, deferred revenue or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, as well as all indebtedness of others secured by a lien on any assets of such person (whether or not such indebtedness is assumed by such person) and, to the extent not otherwise included, the guarantee by such person of any indebtedness of any other person.

     "designated senior indebtedness" means (1) any senior indebtedness outstanding under any credit facility and (2) any other senior indebtedness permitted under the indenture, the principal amount of which is $25.0 million or more and that has been designated by MemberWorks as "designated senior indebtedness." The indenture does not restrict the creation of senior indebtedness or any other indebtedness in the future. For information concerning our potential incurrence of additional senior indebtedness, see "Risk Factors -- The notes will not contain restrictive covenants, and there is limited protection in the event of a change of control."

     We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

Optional Redemption by MemberWorks

     We may not redeem the notes in whole or in part at any time prior to October 6, 2008. At any time on or after October 6, 2008, we may redeem some or all of the notes on at least 30 but not more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. In each case, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date. In the event the notes are converted into our common stock after the date the notice of the redemption is mailed and prior to the third business day after the optional redemption date, we will pay interest on such notes. See "-- Conversion Rights -- Conversion Procedures."

     Procedures for Partial Redemption

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes are selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.

Repurchase at Option of Holders upon a Change of Control

     Repurchase upon a Change of Control

     If a change of control occurs, holders may require us to repurchase all or any portion of their notes not previously called for redemption at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date. The principal amount submitted for repurchase by a holder must be equal to $1,000 or a whole multiple of $1,000.

     A "change of control" will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

     o the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     o the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

     o the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

          (1)  any transaction:

          o that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

          o pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

          (2) any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

     However, a change of control will be deemed not to have occurred if:

     o the closing sale price per share of our common stock for any five trading days within:

          (i) the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first or second bullet point above; or

          (ii) the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the third bullet point above, equals or exceeds 110% of the conversion price of the notes in effect on each such trading day; or

     o all of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock (and any rights attached thereto).

     Beneficial ownership shall be determined in accordance with Rules l3d-3 and 13d-5 under the Exchange Act (except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition). The term "person" includes any syndicate or group which would be deemed to be a "person" under Section l3(d)(3) under the Exchange Act.

     "Continuing directors" means, as of any date of determination, any member of the board of directors of MemberWorks who:

     o    was a member of the board of directors on September 24, 2003; or

     o was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director's nomination or election.

     The definition of "change of control" includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our properties and assets. There is no precise, established definition of the phrase "substantially all" under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change of control may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

     Repurchase Right Procedures

     Within 30 days after the occurrence of a change of control, we will be required to give notice to all holders of the occurrence of the change of control and of their resulting repurchase right. The repurchase date will be no later than 30 days after the date we give that notice. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

     If holders have the right to cause us to repurchase their notes as described above, we will issue a press release through Dow Jones & Company, Inc., Bloomberg Business News or a similar newswire service containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

     To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless we specify a later date, and must state certain information, including:

     o if certificated notes have been issued, the certificate numbers of the holders' notes to be delivered for repurchase or, if not, such information as may be required under applicable DTC procedures;

     o the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

     o that the notes are to be repurchased by us pursuant to the applicable provision of the indenture.

     A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

     o    the principal amount of notes being withdrawn;

     o if certificated notes have been issued, the certificate numbers of the notes being withdrawn or, if not, such information as may be required under applicable DTC procedures; and

     o the principal amount, if any, of the notes that remain subject to the repurchase notice.

     The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above, we will, to the extent applicable:

     o comply with the provisions of Rule l3e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     o file a Schedule TO or any other required schedule or form under the Exchange Act.

     Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of book-entry transfer or delivery of the notes, together with such endorsements.

     If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

     We may, to the extent permitted by applicable law and the agreements governing any of our other indebtedness at the time outstanding, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes so purchased by us shall be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any note surrendered to the trustee for cancellation may not be reissued or resold and will be canceled promptly.

     Limitations on Repurchase Rights

     The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

     Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control will cause an event of default under, and may otherwise be prohibited or limited by, the terms of our existing bank credit facility and could cause an event of default under, or be prohibited or limited by, the terms of our future indebtedness. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other indebtedness that may be outstanding at that time. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in agreements that may govern our other indebtedness outstanding at the time.

     The change of control repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The change of control repurchase feature, however, is not the result of our knowledge of any specific effort by others to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a standard term contained in convertible securities similar to the notes.

Consolidation, Merger, Etc.

     The indenture will provide that we may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person as long as, among other things:

     o the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     o that person assumes all of our obligations under the indenture and the notes; and

     o MemberWorks or such successor is not then or immediately thereafter in default under the indenture and no event which, after notice or lapse of time, would become an event of default under the indenture, shall have occurred and be continuing.

     The occurrence of certain of the foregoing transactions could also constitute a change of control under the indenture.

     The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our properties and assets. There is no precise, established definition of the phrase "substantially all" under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the restrictions on the sale, lease or disposition of our assets described above apply to a particular transaction.

Events of Default

     Each of the following will constitute an event of default under the indenture:

          (1) our failure to pay when due the principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

          (2) our failure to pay installment of interest (including additional amounts, if any) on any of the notes for 30 days after the date when due;

          (3) our failure to perform or observe any other covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

          (4) a default under any indebtedness for money borrowed by us or any of our subsidiaries that is a "significant subsidiary" (as defined in Rule 405 of the Securities Act) the aggregate outstanding principal amount of which is in an amount in excess of $10 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

               o is caused by a failure to pay principal or interest when due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

               o results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded, annulled or such indebtedness is discharged; and

     (5) certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary.

     The indenture will provide that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults or events of default known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default or event of default in the payment of the principal of, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

     If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to us (the default not having been cured or waived as provided under "-- Modifications and Amendments" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

     The indenture will contain a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modifications and Amendments

     Changes Requiring Approval of Each Affected Holder

     Except as set forth below and under "-- Changes Requiring No Approval," we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. However, the indenture, including the terms and conditions of the notes, may not be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

     o change the maturity of the principal of or the date any installment of interest (including any payment of additional amounts) is due on any note;

     o reduce the principal amount, repurchase price or redemption price of, or interest (including any payment of additional amounts) on, any note;

     o    change the currency of payment of such note or interest thereon;

     o impair the right to institute suit for the enforcement of any payment on or conversion of any note;

     o    modify our obligations to maintain an office or agency in New York
          City;

     o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders or the conversion rights of holders of the notes;

     o modify the redemption provisions of the indenture in a manner adverse to the holders of notes; or

     o reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

     Changes Requiring No Approval

     The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of any holders of notes, for the purposes of, among other things:

     o    adding to our covenants for the benefit of the holders of notes;

     o    surrendering any right or power conferred upon us;

     o providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     o providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

     o reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

     o complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

     o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect; or

     o adding or modifying any other provisions with respect to matters or questions arising under the indenture that we and the trustee may deem necessary or desirable and that will not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes.

     The terms of our senior indebtedness may require us to obtain the consent of our lender before agreeing to amendments to the indenture.

No Personal Liability of Directors, Officers, Employees or Stockholders

     None of our directors, officers, employees or stockholders, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a note, each noteholder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the notes.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

     Deutsche Bank Trust Company Americas, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Form, Denomination and Registration

     Denomination and Registration

     The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Notes; Book-Entry Form

     Except as provided below, the notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and procedures and will be settled in same-day funds.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

     o    will not be entitled to have certificates registered in their names;

     o will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     o    will not be considered holders of the global notes.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal of and interest on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of MemberWorks, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither MemberWorks nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days or an event of default has occurred and is continuing with respect to the notes, we will cause notes to be issued in definitive form in exchange for the global notes. None of MemberWorks, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

     As of October 22, 2004, there were 10,176,000 shares of common stock outstanding held by 1,163 stockholders of record. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of common stock are entitled to receive ratably the net assets of the company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue shares of preferred stock in one or more series. Each series of preferred stock shall have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. We have no present plans to issue any shares of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of holders of common stock until the Board of Directors determines the specific terms, rights and preferences of such a series of preferred stock. However, the effects may include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock or impairing the liquidation rights of our common stock without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, which could thereby depress the market price of our common stock.

Delaware Law and Certain Charter and By-law Provisions

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Our Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the company.

     Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or, if none, the President or by the Board of Directors. Under the Restated By-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the company. These provisions may also discourage another person or entity from making a tender offer for the company's common stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 75% of the shares of capital stock of the company issued and outstanding and entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. The Restated By-laws also may be amended or repealed by a majority vote of the Board of Directors subject to any limitations set forth in the Restated By-laws. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the notes, and of common stock into which notes may be converted, but does not purport to be a complete analysis of all of the potential tax consequences that may be material to the particular tax situation of an investor. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), administrative pronouncements of the Internal Revenue Service ("IRS") and judicial decisions as of the date of this prospectus. All of those authorities are subject to change, possibly on a retroactive basis, or differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary deals only with beneficial owners of notes that will hold the notes, and common stock into which notes may be converted, as "capital assets," within the meaning of Section 1221 of the Code. This summary does not discuss the U.S. federal income tax consequences applicable to beneficial owners that may be subject to special tax rules, such as financial institutions, tax-exempt organizations, expatriates, pension funds, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or foreign currencies, traders that elect to mark-to-market their securities, persons liable for the alternative minimum tax, persons that will hold notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction for tax purposes, partnerships or other pass-through entities or "U.S. Holders" (as defined below) that have a "functional currency" other than the U.S. dollar. Moreover, this summary does not address the effect of any applicable state, local or foreign tax laws, or any aspect of U.S. federal tax law other than income taxation. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND OTHER TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

     As used herein, the term "U.S. Holder" means an initial beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, having the authority to control all substantial decisions of the trust, or (b) has properly elected under applicable Treasury Regulations to be treated as a U.S. person. The term "Non-U.S. Holder" means an initial beneficial owner of a note that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding the notes should consult their own tax advisors.

U.S. Federal Income Tax Consequences to U.S. Holders

     Payment of Interest

     Stated interest on a note generally will be includible in the gross income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

Market Discount and Bond Premium

     If a U.S. Holder purchases a note for an amount that is less than its stated redemption price at maturity the amount of the difference will be treated as "market discount" unless such difference is a specified de minimis amount. Market discount is considered to be de minimis if it is less than 1/4 of 1% of the note's stated redemption price at maturity multiplied by the number of complete years to maturity after the note was acquired. Under the market discount rules of the Code, a U.S. Holder will be required to treat any partial principal payment on, or any gain realized upon the sale, redemption or other taxable disposition of, a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. If a U.S. Holder disposes of a note in a nontaxable transaction (other than as provided in Section 1276(c) of the Code), the U.S. Holder will be treated as if the U.S. Holder had disposed of the note in a taxable transaction at the note's fair market value. In addition, if a U.S. Holder acquired a note with market discount such U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such note until the maturity of the note or its earlier disposition (including a nontaxable transaction other than as provided in Section 1276(c) of the Code). Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of a note, unless a U.S. Holder elects to include market discount in income on a current basis. A U.S. Holder may elect to include market discount in income (generally as ordinary income) currently as it accrues, in which case the rules described above regarding the treatment of partial principal payments and realized gain as ordinary income and regarding the deferral of interest deductions will not apply. Such election will also apply to all debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies. The election may not be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors before making this election.

     In general, if a U.S. Holder purchases a note for an amount in excess of the U.S. Holder's initial tax basis in the note, reduced by an amount equal to the conversion option of the note, such U.S. Holder will be treated as having purchased such note with bond premium in the amount of such excess. A U.S. Holder's initial tax basis in a note generally will be the cost of such note to such U.S. Holder. The value of the conversion option of the note may be determined under any reasonable method, including by comparing the market price of the notes to the market price of similar debt instruments that do not have a conversion option. A U.S. Holder generally may elect to amortize the bond premium (with a corresponding decrease in adjusted tax basis) over the remaining term of the note on a constant yield method as an offset to interest income when includible in income under such U.S. Holder's regular method of accounting for U.S. federal income tax purposes. If such U.S. Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the U.S. Holder would otherwise recognize upon a sale or other disposition of the note. An election to amortize bond premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies. The election may not be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors before making this election.

     The rules governing market discount and amortizable bond premium are complex, and U.S. Holders should consult their own tax advisors concerning the application of these rules.

     Sale, Redemption or Other Taxable Dispositions of Notes

     Upon the sale, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, redemption or other taxable disposition, and the U.S. Holder's adjusted tax basis in such note. The U.S. Holder's amount realized would equal the amount of cash plus the fair market value of any other property received, but would not include any amount attributable to accrued but unpaid interest on the note (which amount would be taxable as interest to the extent not previously included in gross income by the U.S. Holder). A U.S. Holder's adjusted tax basis in a note generally will be the cost of such note to such U.S. Holder. Gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, redemption or other taxable disposition, the U.S. Holder's holding period for the notes is more than one year. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Constructive Dividends

     The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion price that increase a U.S. Holder's proportionate share of our assets or our earnings may in certain circumstances result in a constructive dividend that is taxable to such U.S. Holder to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Generally, an increase in the conversion ratio pursuant to a bona-fide reasonable formula which has the effect of preventing the dilution of the interest of U.S. Holders in the notes will not be considered to result in a constructive dividend. However, certain adjustments provided in the notes (including, without limitation, adjustments to the conversion price of the notes in connection with cash dividends to our stockholders) will not qualify as being pursuant to a bona-fide reasonable formula. If such adjustments are made, a U.S. Holder will, to the extent of our current and accumulated earnings and profits, be deemed to have received a constructive dividend even though such U.S. Holder has not received any cash or property as a result of the adjustment. In addition, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to a constructive dividend to U.S. Holders of common stock.

     Conversion of the Notes

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to (i) cash received in lieu of a fractional share of common stock, or (ii) common stock that is attributable to accrued but unpaid interest not previously included in gross income. Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for such fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder's adjusted tax basis in the note that is allocable to the fractional share). Amounts that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as interest to the extent not previously included in gross income.

     A U.S. Holder's initial tax basis in the common stock received on conversion of a note will be the same as the U.S. Holder's adjusted tax basis in the note at the time of conversion, reduced by any tax basis allocable to a fractional share treated as exchanged for cash. However, the tax basis of common stock received upon a conversion with respect to accrued but unpaid interest should equal the fair market value of such common stock. The holding period for the common stock received on conversion generally will include the holding period of the note converted. To the extent any common stock issued upon a conversion is allocable to accrued interest, however, the U.S. Holder's holding period for such common stock may commence on the day following the date of delivery of common stock.

     Dividends on Common Stock

     Generally, a distribution by us with respect to our common stock will be treated as a taxable dividend to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common stock, and thereafter as gain from the sale or exchange of such common stock. Certain U.S. Holders (including individuals) may qualify, under appropriate circumstances, for preferential rates of U.S. federal income taxation in respect of dividend income. U.S. Holders that are corporations may be eligible for a dividend-received deduction in respect of dividend distributions by us.

Sale or Other Taxable Dispositions of Common Stock

     Upon the sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period is more than one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

     Payment of Interest

     Subject to the discussion below of backup withholding, interest paid on the notes to a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax if:

     (1) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

     (2) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

     (3) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of notes would be deemed to own the common stock into which the notes could be converted); and

     (4) (a) the Non-U.S. Holder, under penalty of perjury, certifies that such Non-U.S. Holder is not a U.S. person (as defined in Section 7701(a)(3) of the Code) and provides certain identifying information on the applicable IRS Form W-8BEN (or successor form) or (b) the Non-U.S. Holder holds notes through certain foreign intermediaries or certain foreign partnerships and the certification requirements of applicable Treasury Regulations are satisfied. (These certifications may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met.)

     A Non-U.S. Holder that does not meet the foregoing requirements generally will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest on the notes, unless the interest is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder or a lower treaty rate applies and, in either case, the Non-U.S. Holder provides us with proper certification on the applicable IRS Form W-8BEN (or successor form) as to the holder's exemption from withholding. If the interest is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder will be subject to the U.S. federal income tax on the interest on a net income basis, generally in the same manner as U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, a branch profits tax equal to 30% (or lower applicable treaty rate) may apply to interest that is effectively connected with the conduct of a U.S. trade or business (subject to certain adjustments).

     Sale or Other Taxable Dispositions of Notes or Common Stock

     Subject to the discussion below on backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on the sale or other taxable disposition of a note, or of the common stock received upon conversion of a note, unless:

     (1) the gain is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

     (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of such sale or other taxable disposition, and certain other requirements are met;

     (3) the Non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the Code applicable to certain U.S. expatriates; or

     (4) if we have been at any time within the five-year period preceding such sale or other taxable disposition (or within the Non-U.S. Holder's shorter holding period for a note or common stock) a U.S. real property holding corporation (a "USRPHC") within the meaning of Section 897(c)(2) of the Code.

     We do not believe that we are or have been a USRPHC, although no assurance can be made in this regard. If we were to become a USRPHC, then a Non-U.S. Holder would not be subject to U.S. federal income tax in respect of gain on the sale or other taxable disposition of our notes or common stock if (a) our stock is regularly traded on an established securities market and (b) the Non-U.S. Holder did not own actually or constructively more than 5% of our common stock at any time during the relevant period.

     An individual Non-U.S. Holder described in (1) or (4) above will be subject to U.S. federal income tax on the net gain derived from the sale or other taxable disposition on a net income basis generally in the same manner as a U.S. Holder. An individual Non-U.S. Holder described in (2) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other taxable disposition, even though such holder is not considered a resident of the United States. A Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax on gain described in (1) or (4) above (subject to certain adjustments).

     Constructive Dividends

     Adjustments to the conversion price of a note that increase a Non-U.S. Holder's proportionate share of assets or earnings may in certain circumstances result in a constructive dividend subject to a 30% U.S. federal withholding tax. See "U.S. Holders -- Constructive Dividends" above.

     Conversion of the Notes

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or other taxable disposition of a note or common stock. To the extent a Non-U.S. Holder receives upon conversion common stock that is attributable to accrued but unpaid interest, such common stock may give rise to income that would be subject to the rules described above with respect to the payments of interest to Non-U.S. Holders.

     Dividends on Common Stock

     Subject to the discussion below on backup withholding, dividends, if any, paid on the common stock to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax, subject to reduction for Non-U.S. Holders eligible for the benefits of certain income tax treaties. For this purpose, dividends may include certain constructive dividends as discussed in "U.S. Holders -- Constructive Dividends" above. A Non-U.S. Holder who wishes to claim the benefits of an applicable income tax treaty will be required to satisfy certain certification and other requirements. If dividends on the common stock are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, then the dividend generally will be exempt from the 30% U.S. federal withholding tax provided certain certification requirements are met (generally by providing IRS Form W-8ECI), and the Non-U.S. Holder generally will be subject to U.S. federal income tax on the dividends on a net income basis, generally in the same manner as a U.S. Holder, unless an applicable income tax treaty provides otherwise. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax on such effectively-connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding

     A U.S. Holder of notes or common stock may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments, dividend payments, principal payments on the notes and proceeds from the sale or other disposition of the notes or common stock. These backup withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established.

     Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's U.S. federal income tax liability, or will otherwise be refundable provided the IRS is furnished with the proper information.

     Under current Treasury Regulations, backup withholding will not apply to payments made by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder provides the certification described above under "Non-U.S. Holders -- Payment of Interest," or otherwise establishes an exemption.

                             SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement on September 30, 2003. The notes were resold by the initial purchasers of the notes to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the notes and the common stock into which the notes are convertible pursuant to this prospectus.

     The table below sets forth the name of each selling securityholder, the principal amounts of notes that may be offered by each selling securityholder under this prospectus and the number of shares of common stock into which the notes are convertible. Information about the selling securityholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

     Because the selling securityholders may offer all or some portion of the notes or the common stock into which the notes are convertible, we cannot estimate the amount of notes or common stock that may be held by the selling securityholders upon the completion of any sales. For information on the procedure for sales by selling securityholders, read the disclosure under the heading "Plan of Distribution" below.

                                                     Principal Amount
                                                         of Notes                       Number of
                                                       Beneficially                     Shares of
                                                          Owned         Percentage     Common Stock    Percentage of
                 Name of                               That May Be       of Notes      That May Be      Common Stock
        Selling Securityholder(1)                         Sold(5)       Outstanding     Sold(2)(3)     Outstanding(4)
---------------------------------------------------- ---------------    -----------    ------------   ---------------
 Alexandra Investment Management                          4,000,000         4.44%          99,096               *
 Alpine Associates                                        1,330,000         1.48%          32,949               *
 Alpine Partners, L.P.                                      170,000            *            4,212               *
 ATSF - Transamerica Convertible Securities               4,400,000         4.89%         109,005            1.07%
 Aviator Fund Management                                  5,000,000         5.56%         123,870            1.22%
 B.C. McCabe Foundation                                     200,000            *            4,955               *
 BNP Paribas Equity Strategies SNC                        1,995,000         2.22%          49,424               *
 Citadel Equity Fund Ltd.                                 2,215,000         2.46%          54,874               *
 Citadel Jackson Investment Fund Ltd.                       285,000            *            7,061               *
 Context Convertible Arbitrage Fund, LP.                  2,250,000         2.50%          55,741               *
 Context Convertible Arbitrage Offshore Ltd.              3,775,000         4.19%          93,521               *
 CooperNeff Convertible Strategies Master
 Fund, L.P.                                               2,004,000         2.23%          49,647               *
 CSS, L.L.C.                                              2,000,000         2.22%          49,548               *
 Drake Offshore Master Fund, Ltd                         13,750,000        15.28%         340,641            3.35%
 Fore Convertible Master Fund Ltd.                        2,018,000         2.24%          49,994               *
 Guggenheim Portfolio Company VIII, LLC
 (Cayman) Ltd                                               585,000            *           14,493               *
 Geode U.S. Convertible Arbitrage Fund, a
 series of Geode Investors LLC                            1,000,000         1.11%          24,774               *
 Highbridge International LLC                             4,750,000         5.28%         117,676            1.16%
 IDEX - Transamerica Convertible Securities
 Fund                                                     2,600,000         2.89%          64,412               *
 Intl. Truck & Engine Corp. Non-
 Contributory Retirement Plan Trust                         700,000            *           17,342               *
 Intl. Truck & Engine Corp. Retirement Plan
 for Salaried Employee's Trust                              750,000            *           18,580               *
 KBC Financial Products USA Inc.                          4,700,000         5.22%         116,437            1.14%
 KeySpan Foundation                                          90,000            *            2,230               *
 LDG Limited                                                 32,000            *              793               *
 Lehman Brothers, Inc.                                    7,975,000         8.86%         197,572            1.94%
 Lexington Vantage Fund c/o TQA Investors
 LLC                                                          8,000            *              198               *

                                                     Principal Amount
                                                         of Notes                       Number of
                                                       Beneficially                     Shares of
                                                          Owned         Percentage     Common Stock    Percentage of
                 Name of                               That May Be       of Notes      That May Be      Common Stock
        Selling Securityholder(1)                         Sold(5)       Outstanding     Sold(2)(3)     Outstanding(4)
---------------------------------------------------- ---------------    -----------    ------------   ---------------
 Lord Abbett Investment Trust - LA
 Convertible Fund                                           490,000            *           12,139               *
 Lydian Global Opportunities Master Fund
 LTD                                                      2,000,000         2.22%          49,548               *
 Lyxor Context Fund Ltd                                     275,000            *            6,813               *
 Lyxor Convertible Arbitrage Fund                           133,000            *            3,295               *
 Man Mac 1 Limited                                          585,000            *           14,493               *
 Maystone Continuum Mater Fund, Ltd.                      4,250,000         4.72%         105,289            1.03%
 McMahan Securities Co. L.P.                              1,250,000         1.39%          30,967               *
 National Bank of Canada                                    350,000            *            8,671               *
 National Bank of Canada c/o Lovell NBE
 Securities, Inc.                                         3,000,000         3.33%          74,322               *
 National Fuel & Gas Company Retirement
 Plan                                                       225,000            *            5,574               *
 North Pole Capital Master Fund                           3,000,000         3.33%          74,322               *
 Oxford, Lord Abbett & Co.                                1,545,000         1.72%          38,276               *
 Royal Bank of Canada (Norshield)                           350,000            *            8,671               *
 Singlehedge U.S. Convertible Arbitrage
 Fund                                                       333,000            *            8,250               *
 Sphinx Fund                                                 15,000            *              372               *
 Sterling Investment Company                                500,000            *           12,387               *
 Sturgeon Limited                                           285,000            *            7,061               *
 Sunrise Partners Limited Partnership                     7,250,000         8.06%         179,611            1.76%
 TD Securities (USA) Inc.                                 2,664,000         2.96%          65,998               *
 Total Fina Elf Finance USA, Inc.                           250,000            *            6,193               *
 TQA Master Fund, LTD c/o TQA Investors
 LLC                                                        372,000            *            9,216               *
 TQA Master Plus Fund, LTD. c/o TQA
 Investors LLC                                              440,000            *           10,901               *
 TQA Special Opportunities Master Fund,
 LTD. c/o TQA Investors LLC.                                500,000            *           12,387               *
 UBS AG London F/B/OPB                                   14,250,000        15.83%         353,028            3.47%
 Univest Convertible Arbitrage Fund II Ltd
 (Norshield)                                                250,000            *            6,193               *
 Wachovia Bank, National Association                      4,250,000         4.72%         105,289            1.03%
 Xavex-Convertible Arbitrage 7 Fund                          73,000            *            1,808               *
 Zurich Institutional Benchmarks Master
 Fund, LTD. c/o TQA Investors LLC                            60,000            *            1,486               *
 Total (5)                                               90,000,000          100%       2,229,651           21.91%

* Less than 1%

(1) Also includes any sale of the notes and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling securityholders. Information about other selling securityholders will be set forth in prospectus supplements, post-effective amendments or in other documents that we file from time to time with the Securities and Exchange Commission that are incorporated by reference in this prospectus, if required. See "Where You Can Find More
     Information."

(2) Assumes conversion of all of the selling securityholder's notes at a conversion rate of 24.7739 per note and a cash payment in lieu of the issuance of any fractional share interest. However, this conversion rate is subject to adjustment as described under "Description of the Notes --
     Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3) Reflects rounding down of fractional common stock issuable to each selling securityholder upon conversion of the notes.

(4) Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, using 10,176,422 shares of common stock outstanding as of October 22, 2004. In calculating this amount, we did not treat as outstanding the common stock issuable upon conversion of notes.

(5) The figures in these columns are based on information supplied to us, as of October 22, 2004, by the respective selling securityholders named in the table. As of that date, these selling securityholders had supplied us with information indicating that, collectively, they owned more than $90,000,000 aggregate principal amount of notes (which would be convertible into more than 2,229,651 shares of common stock). We believe that this reflects that one or more selling securityholders supplied us with information for inclusion in the table and then sold their notes in transactions exempt from the registration requirements of the Securities Act to persons who also supplied us with information with respect to the same notes. However, since this prospectus would not be applicable to any sale of notes after they have been publicly sold utilizing the prospectus, no more than $90,000,000 principal amount of notes, nor more than 2,229,651 shares of common stock, could be sold utilizing this prospectus. Accordingly, the $90,000,000 and 2,229,651 totals in these columns have been retained and represent the maximum principal amount of notes and maximum number of shares of common stock that could be sold hereunder.

     None of the selling securityholders listed above has, or within the past three years had, any position, office or any material relationship with us or any of our affiliates.

     To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, "underwriters" within the meaning of the Securities Act.

     With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

     Only selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder's name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified above, the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of the underlying common stock to be offered will be set forth in prospectus supplements or post-effective amendments. The prospectus, supplement or post-effective amendment will also disclose whether any selling securityholder has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

                              PLAN OF DISTRIBUTION

     The notes and the underlying common stock are being registered to permit the resale of such securities by the holders of them from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes and common stock.

     The selling securityholders may offer and sell the notes and the common stock into which the notes are convertible from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected by a variety of methods, including the following:

     o    in market transactions;

     o    in privately negotiated transactions;

     o    through the writing of options;

     o in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

     o    through broker-dealers, which may act as agents or principals;

     o    directly to one or more purchasers;

     o    through agents; or

     o in any combination of the above or by any other legally available means.

     The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

     If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes and the common stock into which the notes are convertible through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes and the common stock into which the notes are convertible, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes and the common stock into which the notes are convertible and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and the common stock into which the notes are convertible, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and underlying common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the common stock into which the notes are convertible may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the notes or common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The selling securityholders and any other person participating in the distribution will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock into which the notes are convertible by the selling securityholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock into which the notes are convertible to engage in market-making activities with respect to the particular notes and the common stock into which the notes are convertible being distributed. All of the above may affect the marketability of the notes and the common stock into which the notes are convertible and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock into which the notes are convertible.

     Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2004 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Lavalife Inc. of September 30, 2003 and 2002, and for each of the two years in the period ended September 30, 2003, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent accountants.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                           INCORPORATION BY REFERENCE

     We are "incorporating by reference" into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus but is automatically updated and superseded by information in this prospectus, including our financial statements for the year ended June 30, 2004. In addition, information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, any filings made by us after the date of the registration statement and prior to the effectiveness of the registration statement and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K), until our offering is complete. The documents we incorporate by reference are:

     o Our Annual Report on Form 10-K for the year ended June 30, 2004 filed on September 13, 2004.

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2004 filed on November 9, 2004.

     o Our Current Reports on Form 8-K filed on September 10, 2004, October 12, 2004, October 20, 2004 and November 8, 2004.

     o The audited consolidated financial statements of Lavalife Inc. for the years ended September 30, 2003 and 2002, attached as Exhibit 99.2 to our Current Report on Form 8-K filed on March 26, 2004.

     o    Our Proxy Statement on Schedule 14A filed on October 28, 2004.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:


                            MemberWorks Incorporated
                            680 Washington Boulevard
                           Stamford, Connecticut 06901
                          Attention: Investor Relations
                            Telephone: (203) 324-7635

     Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

                                     PART II

                     Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses payable by the registrant in connection with the issuance and distribution of the notes and underlying common stock being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee.

Securities and Exchange Commission registration fee..............     $7,281
Accountant's fees and expenses...................................    $60,000
Legal fees and expenses..........................................   $300,000
Printing fees and expenses.......................................    $60,000
Trustee's fees and expenses......................................    $13,000
NASDAQ listing fees..............................................    $22,297
                                                                   ----------
      Total......................................................   $462,578
                                                                   ==========


Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made against expense in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Our certificate of incorporation and by-laws provide that we shall, to the maximum extent permitted under Delaware law, indemnify any director or officer of the corporation who is or was made a party to any action or proceeding by reason of the fact that he or she is or was an agent of the corporation, against liability incurred in connection with such action or proceeding. We have entered into agreements with our directors, executive officers and some of our other officers implementing such indemnification. In addition, our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of directors for monetary damages for breach of fiduciary duty. We may also purchase and maintain insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers.

Item 16. Exhibits

     The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

    (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that the undertakings set forth in clauses (i) and
          (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on November 12, 2004.

                                      MEMBERWORKS INCORPORATED

                                      By: /s/ Gary A. Johnson
                                          -------------------
                                          Gary A. Johnson
                                          President, Chief Executive Officer and
                                          Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 12, 2004.


           Signature                                    Title
           ---------                                    -----

/s/ Gary A. Johnson
---------------------------------         President, Chief Executive Officer and
Gary A. Johnson                           Director

/s/ James B. Duffy
---------------------------------         Executive Vice President and Chief
James B. Duffy                            Financial Officer

*
---------------------------------         Director
Alec L. Ellison

*                                         Director
---------------------------------
Scott N. Flanders

*                                         Director
---------------------------------
Robert Kamerschen

*                                         Director
---------------------------------
Michael T. McClorey

*                                         Director
---------------------------------
Edward M. Stern

*                                         Director
---------------------------------
Marc S. Tesler

* By:/s/ James B. Duffy                   Attorney-in-Fact
---------------------------------
         James B. Duffy

                                  EXHIBIT INDEX

Exhibit No.    Description of Exhibits
-----------    -----------------------

   3.1* Restated Certificate of Incorporation of MemberWorks Incorporated, (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1, Registration No. 333-10541, filed on October 18, 1996, and incorporated herein by reference).

   3.2* Restated By-laws of MemberWorks Incorporated, as amended (filed as Exhibit 3.4 to the Company's Registration Statement on Form S-1, Registration No. 333-10541, filed on October 18, 1996, and incorporated herein by reference).

   4.1* Indenture dated as of September 30, 2003 between MemberWorks Incorporated and Deutsche Bank Trust Company Americas, Trustee relating to the 5.50% Convertible Senior Subordinated Notes due 2010, including the form of notes. (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, Registration No. 333-10541, filed on November, 13 2003 and incorporated herein by reference).

   4.2* Registration Rights Agreement dated as of September 30, 2003 between MemberWorks Incorporated and Lehman Brothers Inc. and CIBC World Markets Corp (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, Registration No. 333-10541 filed on November 13, 2003 and incorporated herein by reference).

   4.3* Amended and Restated Registration Rights Agreement, dated September 9, 1994 between MemberWorks Incorporated and Brown Brothers Harriman & Co. (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-1, Registration No. 333-10541, filed on October 18, 1996 and incorporated herein by reference).

   4.4* Registration Rights Agreement dated as of September 20, 1995 among MemberWorks Incorporated and the Stockholders set forth on
               Schedule I thereto. (Filed as Exhibit 4.4 to the Company's Registration Statement on Form S-1, Registration No. 333-10541, filed on October 18, 1996 incorporated herein by reference).

   5.1*        Opinion of Shearman & Sterling LLP

  12.1         Computation of Ratio of Earnings to Fixed Charges.

  23.1 Consent of PricewaterhouseCoopers LLP, as independent registered public accounting firm.

  23.2         Consent of Ernst & Young LLP, as independent accountants.

  24.1*        Power of Attorney (contained on signature page).

  25.1* Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 of Deutsche Bank Trust Company Americas.

------------------
* Previously filed